07007533

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30714

SEC MAIL PROCESSING SECTION RECEIVED MAY 3 0 2007 WASHINGTON, DC 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/06 (MM/DD/YY) AND ENDING 3/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Twenty-First Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jonathan Krasnoff (212) 418-6014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

PROCESSED
JUN 07 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, Robert N. Gordon and Jonathan Krasnoff, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Twenty-First Securities Corporation for the year ended March 31, 2007, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 5/23/07
Date

Robert N. Gordon
President

Signature 5/23/07
Date

Jonathan Krasnoff
Controller

Subscribed and sworn to before
me on this 23rd day of May, 2007

Notary Public

JOEL C. GUTTERIDGE
Notary Public, State of New York
No. 01GU6032293
Qualified in New York County
Commission Expires Oct. 25, 2009

TWENTY-FIRST SECURITIES CORPORATION
(SEC I.D. No. 8-30714)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Grant Thornton

ccountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Twenty-First Securities Corporation:

We have audited the accompanying statement of financial condition of Twenty-First Securities Corporation (the "Company") as of March 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Twenty-First Securities Corporation as of March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
May 23, 2007

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

TWENTY-FIRST SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2007

ASSETS

Cash	$ 217,803
Securities owned	854,716
Receivables from affiliates	796,130
Receivables from broker-dealers	158,862
Other receivables	109,096
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $476,393)	20,358
Other assets	223,658
Total assets	$ 2,380,623

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions and bonuses payable	$ 568,353
Accounts payable and accrued liabilities	411,072
Total liabilities	979,425
STOCKHOLDER'S EQUITY:	
Common stock, no par value, at stated value, 500 shares voting and 500 shares nonvoting authorized, 500 shares voting and 0 shares nonvoting issued and outstanding	50,000
Additional paid-in capital	2,424,592
Accumulated deficit	(1,073,394)
Total stockholder's equity	1,401,198
Total liabilities and stockholder's equity	$ 2,380,623

See notes to statement of financial condition.

TWENTY-FIRST SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2007

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations–Twenty-First Securities Corporation (the "Company") is a broker-dealer that provides investment strategies and execution services for its corporate, institutional and high net-worth clients. The Company is a registered broker-dealer with the Securities and Exchange Commission and a registered introducing broker and commodity trading advisor with the Commodity Futures Trading Commission. The Company clears its securities transactions on a fully disclosed basis through other broker-dealers (the "Clearing Brokers"). All of the common stock of the Company is owned by Twenty-First Holdings, Inc. (the "Parent"), which is wholly-owned by the president of the Company.

Use of Estimates–The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this statement of financial condition.

Furniture, Equipment and Leasehold Improvements–Furniture and equipment are depreciated using the double declining-balance method. Computer software is depreciated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized using the straight-line method over the life of the lease.

2. SECURITIES OWNED

At March 31, 2007, securities owned consisted of money market investments.

3. INCOME TAXES

The Company utilizes the asset and liability method (pursuant to Statement of Financial Accounting Standards No. 109) for accounting for income taxes. The Company is included in the Parent's consolidated Federal and combined New York State and local income tax returns.

4. COMMITMENTS

Operating Leases–The Company's current lease for its office space in New York City expires in November 2010. At March 31, 2007, future minimum payments for this lease were as follows:

Fiscal year ending March 31:

2008	$ 608,000
2009	608,000
2010	608,000
2011	390,134
Total	$2,214,134

In addition to the minimum lease payments set forth above, the lease contains a provision for escalations based upon certain costs incurred by the lessor.

5. TRANSACTIONS WITH AFFILIATED COMPANIES AND OTHER RELATED PARTIES

The Company has various affiliates to which it provides operational and administrative services at no charge. In the normal course of business, the Company advances funds to its affiliates on a noninterest bearing basis. Receivables from affiliates are comprised of a receivable from Parent of $755,584 and receivables from two other subsidiaries of Parent of $28,164 and $12,382.

Included in other receivables is a note from a senior executive of the Company totaling $104,049, which includes accrued interest.

Such amounts are excluded from regulatory net capital as nonallowable assets.

6. CONCENTRATIONS OF CREDIT RISK

Pursuant to its clearing contracts with its Clearing Brokers, the Company is liable for bad debts of any clients introduced by the Company to its Clearing Brokers. As of March 31, 2007, there were no material bad debts from clients introduced by the Company to its Clearing Brokers.

7. NET CAPITAL REQUIREMENTS

The Company as a registered broker-dealer is subject to the minimum net capital requirements of Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Rule requires that the Company maintain minimum net capital equivalent to the greater of $25,000 or 6-2/3% of aggregate indebtedness. The Company is also subject to the net capital rules under the Commodity Exchange Act (Regulation 1.17 of the Commodity Futures Trading Commission). These rules require that the Company maintain minimum net capital equivalent to the greater of $45,000 or the capital required under the Rule. At March 31, 2007, the Company's net capital and excess net capital were $184,064 and $118,769, respectively, and the Company's aggregate indebtedness to net capital ratio was 5.32 to 1.

Proprietary accounts held at the Clearing Brokers ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to agreements between the Company and the Clearing Brokers which require, among other things, for the Clearing Brokers to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

* * * * * *

Grant Thornton

Accountants and Business Advisors

May 23, 2007

Twenty-First Securities Corporation
780 Third Avenue
New York, New York 10017

In planning and performing our audit of the financial statements and supplemental schedules of Twenty-First Securities Corporation (the "Company") for the year ended March 31, 2007, we considered its internal controls, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (i) in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17, (ii) in making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations, and (iii) in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented of detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

END